EXHIBIT 21.1

LIST OF SUBSIDIARIES

OF

ALTIRIS, INC.

Name	Place of Incorporation
Altiris Computing Edge, Inc.	Utah
Altiris Australia Pty Ltd.	Australia
Altiris GmbH	Germany
Altiris Services GmbH	Germany
Altiris Ltd.	United Kingdom
Altiris B.V.	Netherlands
Altiris S.A.R.L.	France
Altiris Singapore Pte Ltd.	Singapore
Altiris AB	Sweden
Altiris Estonia OÜ	Estonia
Wise Solutions, Inc	Michigan
Altiris GmbH	Switzerland